05013009

ALLGREEN PROPERTIES LIMITED
(Incorporated in Singapore)
Co. Regn. No.: 198601009N

82-4959

SUPPL

MEMORANDUM

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 11 November 2005

Re : Allgreen Properties Limited – Third Quarter 2005 Financial Statements Announcement

---

We forward herewith a copy of the Third Quarter 2005 Financial Statements released this evening for your information.

Regards,

RECEIVED
2005 DEC -2 P 3:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Isoo Tan

Isoo Tan

enc

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

dec 12/5

cc: U.S. Securities and Exchange Commission
<u>Attn</u>: Ms Rani Doyle

ALLGREEN PROPERTIES LIMITED
(Company Registration No: 198601009N)
Third Quarter 2005 Financial Statements

1(a). *An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.*

(i) *CONSOLIDATED INCOME STATEMENT FOR THE:*

		Quarter ended 30 September			9 months ended 30 September		
	Note	2005 S$'000	2004 S$'000	Change %	2005 S$'000	2004 S$'000	Change %
Revenue		**74,298**	**55,909**	**32.89**	**181,356**	**186,537**	**(2.78)**
Cost of sales		(47,014)	(35,983)	30.66	(104,280)	(107,025)	(2.56)
Gross profit		**27,284**	**19,926**	**36.93**	**77,076**	**79,512**	**(3.06)**
Other operating income including interest income		1,643	1,532	7.25	6,403	4,623	38.50
Distribution and selling expenses		(2,045)	(826)	147.58	(4,998)	(3,113)	60.55
Administrative expenses		(3,840)	(4,178)	(8.09)	(12,165)	(12,362)	(1.59)
Depreciation		(1,431)	(2,083)	(31.30)	(4,781)	(6,186)	(22.71)
Other operating expenses		(1,275)	(1,476)	(13.62)	(3,637)	(4,092)	(11.12)
Profit from operations		**20,336**	**12,895**	**57.70**	**57,898**	**58,382**	**(0.83)**
Interest expense		(2,450)	(1,737)	41.05	(6,666)	(6,033)	10.49
Other finance costs		(56)	(61)	(8.20)	(170)	(303)	(43.89)
Share of results of associated companies, net of tax		22	38	(42.11)	47	46	2.17
Profit before taxation		**17,852**	**11,135**	**60.32**	**51,109**	**52,092**	**(1.89)**
Taxation	A	(631)	(2,589)	(75.63)	(8,259)	(9,707)	(14.92)
Profit after taxation		**17,221**	**8,546**	**101.51**	**42,850**	**42,385**	**1.10**
Attributable to:							
Shareholders of the Company		**14,985**	**7,509**	99.56	**36,728**	**36,690**	0.10
Minority Interests		**2,236**	**1,037**	115.62	**6,122**	**5,695**	7.50
		17,221	**8,546**	101.51	**42,850**	**42,385**	1.10

(ii) Note:

	Quarter ended 30 September			9 months ended 30 September		
	2005 S$'000	2004 S$'000	Change S$'000	2005 S$'000	2004 S$'000	Change S$'000
(A) Included in the taxation:						
- Effect of corporate rate reduction from 22% to 20%	-	-	nm	-	2,999	nm
- Write back of tax/(under provision) in respect of prior years (net)	2,953	-	nm	2,944	(833)	nm

1(b)(i). **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

BALANCE SHEETS AS AT 30 SEPTEMBER 2005:

	Group		Company	
	30/09/05 S$'000	31/12/04 S$'000	30/09/05 S$'000	31/12/04 S$'000
Property, plant and equipment	193,897	192,881	480	532
Investment properties	1,188,500	1,188,500	-	-
Subsidiary companies	-	-	1,589,855	1,580,285
Associated companies	5,680	5,633	3,510	3,510
Current Assets				
Stocks	1,857	476	-	-
Development properties	1,212,044	1,178,110	-	-
Trade debtors	76,683	49,048	2,038	925
Other debtors	41,627	36,657	235	260
Cash and bank balances	18,845	15,641	304	67
Total current assets	1,351,056	1,279,932	2,577	1,252
Total assets	**2,739,133**	**2,666,946**	**1,596,422**	**1,585,579**
Share capital	526,166	525,608	526,166	525,608
Reserves	601,106	600,603	325,817	325,314
Retained profits	451,019	464,777	445,681	488,009
	1,578,291	1,590,988	1,297,664	1,338,931
Minority interests	305,547	286,950	-	-
Total equity	1,883,838	1,877,938	1,297,664	1,338,931
Long-term borrowings	213,000	573,800	20,000	20,000
Rental deposits	9,268	9,357	-	-
Deferred taxation	24,140	22,622	2,408	-
Current liabilities				
Trade creditors	33,976	39,481	2,034	2,941
Rental deposits	4,605	3,875	-	-
Other creditors	972	1,393	-	-
Advances from subsidiary companies	-	-	207,767	191,758
Advances from associated companies	3,634	3,314	3,473	3,153
Provision for taxation	15,304	25,712	4,524	5,779
Borrowings	550,396	109,454	58,552	23,017
Total current liabilities	608,887	183,229	276,350	226,648
Total equity and liabilities	**2,739,133**	**2,666,946**	**1,596,422**	**1,585,579**

1(b)(ii). **Aggregate amount of group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 30/9/2005 (S$'000)		As at 31/12/2004 (S$'000)	
Secured	Unsecured	Secured	Unsecured
446,398	103,998	79,222	30,232

Amount repayable after one year

As at 30/9/2005 (S$'000)		As at 31/12/2004 (S$'000)	
Secured	Unsecured	Secured	Unsecured
193,000	20,000	553,800	20,000

Details of collateral:

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). **A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASHFLOW STATEMENTS FOR THE:

	Quarter ended 30 September		9 months ended 30 September	
	2005	2004	2005	2004
	S$'000	S$'000	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	17,852	11,135	51,109	52,092
Adjustments for:				
Share of results of associated companies	(22)	(38)	(47)	(46)
Write back of provision for diminution in value of development properties	(1,608)	(6,191)	(3,087)	(6,015)
Depreciation of property, plant and equipment	1,431	2,083	4,781	6,186
Loss/(gain) on disposal of property, plant and equipment (net)	93	(49)	189	(54)
Interest income	(61)	(44)	(149)	(208)
Interest expense	2,450	1,737	6,666	6,033
Operating profit before working capital changes	**20,135**	**8,633**	**59,462**	**57,988**
(Increase)/decrease in stocks	(960)	(3)	(1,381)	29
Decrease/(increase) in development properties	4,653	10,269	(23,200)	30,403
Increase in trade and other debtors	(18,652)	(17,987)	(32,605)	(16,110)
Decrease in trade and other creditors	(3,971)	(1,800)	(5,926)	(8,663)
Increase in rental deposits	133	276	641	315
Cash generated from/(used in) operations	**1,338**	**(612)**	**(3,009)**	**63,962**
Interest paid	(6,205)	(1,812)	(13,921)	(13,183)
Income tax paid	(4,970)	(15,428)	(17,149)	(36,964)
Net cash (used in)/generated from operating activities	**(9,837)**	**(17,852)**	**(34,079)**	**13,815**
CASH FLOWS FROM INVESTING ACTIVITIES				
Receipt of Variable Rate Notes	-	-	-	10,000
Proceeds from disposal of property, plant and equipment	27	125	63	136
Additions to property, plant and equipment	(2,893)	(2,949)	(6,049)	(8,493)
Liquidation of a subsidiary company	-	-	-	(10)
Deposits paid	-	(882)	-	(882)
Dividends paid	-	-	(50,486)	(29,431)
Interest received	61	44	149	208
Net cash used in investing activities	**(2,805)**	**(3,662)**	**(56,323)**	**(28,472)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares	456	57	1,061	810
Funds from minority shareholders	4,834	4,165	12,475	3,361
Funds from associated companies	-	-	320	600
Increase/(decrease) in borrowings	11,707	12,400	79,750	(104,494)
Net cash generated from/(used in) financing activities	**16,997**	**16,622**	**93,606**	**(99,723)**
Net increase/(decrease) in cash and cash equivalents	**4,355**	**(4,892)**	**3,204**	**(114,380)**
Cash and cash equivalents as at the beginning of the period	14,490	21,743	15,641	131,231
Cash and cash equivalents as at the end of the period	**18,845**	**16,851**	**18,845**	**16,851**

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE 3RD QUARTER ENDED 30 SEPTEMBER 2005:

	<-----Attributable to shareholders				----->		
	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
Group							
Balance at 1/7/2004	525,568	280,327	325,279	443,373	1,574,547	282,346	1,856,893
Net profit for the period	-	-	-	7,509	7,509	1,037	8,546
Issue of shares under the Allgreen Share Option Scheme 2002	30	-	27	-	57	-	57
Increase in loans from minority shareholders	-	-	-	-	-	4,165	4,165
Balance at 30/9/2004	525,598	280,327	325,306	450,882	1,582,113	287,548	1,869,661
Balance at 1/7/2005	525,926	275,289	325,601	436,034	1,562,850	298,477	1,861,327
Net profit for the period	-	-	-	14,985	14,985	2,236	17,221
Issue of shares under the Allgreen Share Option Scheme 2002	240	-	216	-	456	-	456
Increase in loans from minority shareholders	-	-	-	-	-	4,834	4,834
Balance at 30/9/2005	526,166	275,289	325,817	451,019	1,578,291	305,547	1,883,838

	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Retained profits $'000	Total $'000
Company					
Balance at 1/7/2004	525,568	-	325,279	481,617	1,332,464
Net profit for the period	-	-	-	1,907	1,907
Issue of shares under the Allgreen Share Option Scheme 2002	30	-	27	-	57
Balance at 30/9/2004	525,598	-	325,306	483,524	1,334,428
Balance at 1/7/2005	525,926	-	325,601	440,794	1,292,321
Net profit for the period	-	-	-	4,887	4,887
Issue of shares under the Allgreen Share Option Scheme 2002	240	-	216	-	456
Balance at 30/9/2005	526,166	-	325,817	445,681	1,297,664

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005:

	<----------Attributable to shareholders					---------->		
	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Dividend reserve $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
Group								
Balance at 1/1/2004								
- as previously reported	525,172	280,327	324,922	28,674	414,949	1,574,044	296,568	1,870,612
- effect due to change in accounting policy	-	-	-	(28,674)	28,674	-	-	-
- as restated	525,172	280,327	324,922	-	443,623	1,574,044	296,568	1,870,612
Net profit for the period	-	-	-	-	36,690	36,690	5,695	42,385
Dividends paid (net)	-	-	-	-	(29,431)	(29,431)	-	(29,431)
Issue of shares under the Allgreen Share Option Scheme 2002	426	-	384	-	-	810	-	810
Increase in loans from minority shareholders	-	-	-	-	-	-	3,361	3,361
Liquidation of a subsidiary company	-	-	-	-	-	-	(18,076)	(18,076)
Balance at 30/9/2004	525,598	280,327	325,306	-	450,882	1,582,113	287,548	1,869,661
Balance at 1/1/2005	525,608	275,289	325,314	-	464,777	1,590,988	286,950	1,877,938
Net profit for the period	-	-	-	-	36,728	36,728	6,122	42,850
Dividends paid (net)	-	-	-	-	(50,486)	(50,486)	-	(50,486)
Issue of shares under the Allgreen Share Option Scheme 2002	558	-	503	-	-	1,061	-	1,061
Increase in loans from minority shareholders	-	-	-	-	-	-	12,475	12,475
Balance at 30/9/2005	526,166	275,289	325,817	-	451,019	1,578,291	305,547	1,883,838

	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Dividend reserve $'000	Retained profits $'000	Total $'000
Company						
Balance at 1/1/2004						
- as previously reported	525,172	-	324,922	28,674	480,513	1,359,281
- effect due to change in accounting policy	-	-	-	(28,674)	28,674	-
- as restated	525,172	-	324,922	-	509,187	1,359,281
Net profit for the period	-	-	-	-	3,768	3,768
Dividends paid (net)	-	-	-	-	(29,431)	(29,431)
Issue of shares under the Allgreen Share Option Scheme 2002	426	-	384	-	-	810
Balance at 30/9/2004	525,598	-	325,306	-	483,524	1,334,428
Balance at 1/1/2005	525,608	-	325,314	-	488,009	1,338,931
Net profit for the period	-	-	-	-	8,158	8,158
Dividends paid (net)	-	-	-	-	(50,486)	(50,486)
Issue of shares under the Allgreen Share Option Scheme 2002	558	-	503	-	-	1,061
Balance at 30/9/2005	526,166	-	325,817	-	445,681	1,297,664

1(d)(ii). Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the third quarter ended 30 September 2005, the issued share capital was increased as follows:

	Number of shares '000	Amount S$'000
Issued share capital as at 1/7/2005	1,051,851	525,926
Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002	480	240
Issued share capital as at 30/9/2005	1,052,331	526,166

As at 30 September 2005, there were 8,031,000 (As at 30 September 2004: 9,380,000) unissued shares of S$0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2004, except for the adoption of new and revised Financial Reporting Standards ("FRS") that have become effective from 1 January 2005. The adoption of these FRS do not have a material impact on the Group's financial statements for the period ended 30 September 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.

Please refer to paragraph 4.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group Quarter ended 30 September		Group 9 months ended 30 September	
	2005	2004	2005	2004
Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders :				
(i) Based on the weighted average number of shares	1.42 cents	0.71 cents	3.49 cents	3.49 cents
(ii) On a fully diluted basis	1.42 cents	0.71 cents	3.49 cents	3.49 cents

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.**

	Group		Company	
	30/09/05 S$	31/12/04 S$	30/09/05 S$	31/12/04 S$
Net asset value per ordinary share on issued share capital at the end of the period	1.50	1.51	1.23	1.27

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.

<u>3Q 2005 vs 3Q 2004</u>

Following the easing of rules and regulations on home financing and ownership announced in Parliament on 19/7/2005, there was a pick up in sales in development properties. Coupled with improved occupancy from the offices and retail malls as well as improved business in Traders Hotel, the Group's revenue improved by 33% from $55.9 million in 3Q 2004 to S$74.3 million in 3Q 2005.

Accordingly, the Group's profit before taxation improved by 60% from S$11.1 million in 3Q 2004 to S$17.9 million in 3Q 2005. After taxation, the profit attributable to the shareholders almost doubled from S$7.5 million to S$15.0 million.

<u>9 months 2005 vs 9 months 2004</u>

The Group's revenue for 9 months 2005 was S$181.4 million, a slight decrease of 3% as compared with the corresponding period of 2004. The decrease was mainly due to lower revenue from development properties as the Group continued to sell the remaining units of previous years' launches and held back new launches in the first 3 quarters. The decrease in development properties was however partly offset by the improved revenue of investment properties and hotel.

The much improved performance achieved in 3Q 2005 over 3Q 2004 enabled the Group to bring its profit attributable to shareholders of S$36.7 million achieved in the 9 months of 2005 to match the corresponding period in 2004.

As at 30 September 2005, the net gearing increased to 0.40x with borrowings at S$763.4 million (As at 31 December 2004: 0.36x with borrowings at: S$683.3 million).

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.

Our reported results for 3Q 2005 are in line with the prospect statement made in 2Q 2005 results announcement of a better 2H 2005.

10. A commentary at the date of this announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

3Q 2005 saw the sixth and largest consecutive quarterly increase in URA's property price index since 2Q 2004. Coupled with a 47% increase in transactions in the resale market in 3Q 2005 over 2Q 2005, property watchers are increasingly of the view that the market recovery is becoming broad based.

We expect a better 2H 2005 compared to 2H 2004.

11. Dividend

(a) Current Financial Period Reported On

Any dividend recommended for the current financial period reported on ? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding year? No

(c) Date payable

Not applicable.

(d) Books closing date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
11-Nov-05